UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Edly Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 30, 2019

Physical address of issuer
555 Pleasantville Road, Suite N-202, Briarcliff Manor, NY 10510

Website of issuer
https://www.edly.co

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of three percent (3%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
November 16, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end
Total Assets	$707,730.00
Cash & Cash Equivalents	$493,966.00
Accounts Receivable	$177,599.00
Short-term Debt	$493,664.00
Long-term Debt	$400,000.00
Revenues/Sales	$336,079.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$1,605,935.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

September 15, 2020

FORM C/A

Up to $1,070,000.00

Edly Inc.



Explanatory Note

Edly, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on September 14, 2020. This amendment is filed to update information in the Company Summary concerning the Company's primary competitors and ISA information, attached hereto as (Exhibit B), and to update the Company's executive team in the pitch deck, attached hereto as (Exhibit E).

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Edly Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The Company is concurrently offering the Securities in this Offering and under Rule 506(c) of Regulation D (collectively, this Offering and the concurrent offering under Regulation D are referred to as the "Combined Offering"). The Company will sell up to an aggregate amount of $2,000,000 in the Combined Offering. The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The Company also reserves the right to sell up to $1,000,000 of additional securities (whether common stock, SAFE, convertible notes or other securities) under Rule 506 of Regulation D during the offering period for this Offering to its existing stockholders or other investors. If the Company does so, however, it will not sell such securities with a valuation cap or pre-money valuation that is lower than $12,500,000.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of three percent (3%) commission based on the amount of funds raised in the offering and paid upon disbursement of funds from escrow at the time of the closing of the Offering.

	Price to Investors	Service Fees and Commissions [(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$3.00	$97.00
Aggregate Minimum Offering Amount	$25,000.00	$750.00	$24,250.00
Aggregate Maximum Offering Amount	$1,070,000.00	$32,100.00	$1,037,900.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of three percent (3%) commission based on the amount of funds raised in the offering

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an

offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at edly.co no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 15, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS

MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.edly.co.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Edly Inc. (the "Company") is a Delaware Corporation, formed on August 30, 2019. The Company originally was formed as an LLC in February 2019 and operated under the name "Edly LLC" prior to conversion to a c-corporation. The Company is currently also conducting business under the name of Edly.

The Company is located at 555 Pleasantville Road, Suite N-202, Briarcliff Manor, NY 10510.

The Company's website is https://www.edly.co.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Edly is a marketplace for Income Share Agreements ("ISAs"), a flexible alternative to student loans. Edly provides ISA financing to schools and students and facilitates investor participation. By partnering with schools and professional training programs, Edly has grown its portfolio to include over 2,500 income share agreements. Edly manages initial school screening and creation of the ISA, to collecting payment collection from students, and distributions to investors. Edly manages initial school screening and creation of the ISA, payment collection from students, and distribution to investors. The Company believes its school-selection process and intuitive investment platform are differentiating factors that give it a competitive edge.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$1,070,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 16, 2020
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were initially formed as an LLC in February 2019 and incorporated as a Delaware corporation on August 30, 2019. Accordingly, we have a limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to

develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Charles Trafton, Harry Birch, Chris Ricciardi, Cecilia Pan, and Blake Murphy who are President, Co-Founder, Board Member, VP Operations, Board Secretary, CEO, Co-Founder, Board Member, Managing Director, and Managing Director of the Company. The Company has or intends to enter into employment agreements with Charles Trafton, Harry Birch, Chris Ricciardi, Cecilia Pan, and Blake Murphy although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Charles Trafton, Harry Birch, Chris Ricciardi, Cecilia Pan, and Blake Murphy or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

13

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business. While we are not a lender, we do provide funding and therefore we must comply with all applicable laws and regulations.
The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure

to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of

these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine financial institutions for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

While we are not a lender and are not subject to the CFPB's jurisdiction, including its enforcement authority, the CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also request to conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as

prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

As an investment advisor, our failure to comply with investment guidelines set by our clients or the provisions of the management agreement and other agreements to which we are a party could result in damage awards against us and a loss of assets under management (AUM), either of which could have an adverse effect on us.

As an investment adviser, each adviser has a fiduciary duty to its clients. When clients retain an adviser to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such adviser is required to observe in the management of its portfolios. In addition, such adviser is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each adviser utilizes procedures, processes and the services of experienced advisors to assist it in adhering to these guidelines and agreements, we cannot assure you that such precautions will protect us from potential liabilities. An adviser's failure to comply with these guidelines or the terms of these agreements could have a material adverse effect on us.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including origination and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our collection risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our collection risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements.

Risks Relating to ISAs

Dependence on Servicers.
The success of the Company and the profitability of investments in ISAs largely depends on the expertise and performance of the servicers (each a "Servicer" and, collectively, the "Servicers") who will collect the required payments from the obligors under the ISAs and who will enforce the ISA contracts in case of a default by the obligors, including in any bankruptcy proceedings involving an ISA obligor. Because ISAs are a relatively new financial product, the servicers that are engaged in servicing ISAs have not had extensive experience collecting and enforcing these contracts. The Company has been diligent in selecting the Servicers which will service the ISAs for the Company, but there can be no assurance that one or more Servicers will not perform

satisfactorily and will need to be replaced or will terminate their conduct of the ISA servicing business.

Risks Associated with Bankruptcy or Insolvency of a Servicer.
In the event that a Servicer goes into bankruptcy or becomes the subject of a receivership or conservatorship, such Servicer may not be required to remit to the Company any collections that are in its possession or have not been remitted to the Company at the time it goes into bankruptcy or becomes subject to a similar proceeding. Under certain circumstances, the Company may also be the subject of claims and required to return to the related Servicer payments received with respect to the ISAs.

If a Servicer were to go into bankruptcy or become the subject of a receivership or conservatorship, it may stop performing its responsibilities such that the Company stops receiving payments with respect to the ISAs serviced by such party, and it may be difficult to find a third party to act as replacement Servicer. Alternatively, a Servicer may take the position that unless the amount of its compensation is increased or the terms of its obligations are otherwise altered, it will stop performing its responsibilities. If it would be difficult to find a third party to act as successor servicer, the Company, as a practical matter, may have no choice but to agree to the demands of such Servicer. A Servicer may also have the power, with the approval of the court or the receiver or conservator, to assign its rights and obligations to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents.

Risks Associated with Bankruptcy or Insolvency of a School Originator.
In the event that a school that has originated ISAs and has sold them to the Company goes into bankruptcy or becomes the subject of a receivership or conservatorship, such school may not be required to remit to the Company any collections that are in its possession or have not been remitted to the Company at the time the school goes into bankruptcy or becomes subject to a similar proceeding. Under certain circumstances, the Company may also be the subject of claims and required to return to the school payments received with respect to the ISAs. Schools that are acting as Servicers for the ISAs that they originate will be subject to attack by creditors of the school in a bankruptcy proceeding, under the claim that the school did not surrender legal ownership of the ISAs transferred to the Company but instead entered into a financing transaction with the Company. In such cases, the creditors of the school may try to recover any value of the ISAs transferred to the Company in excess of the purchase price paid to the school by the Company for the ISAs.

Risks Associated with Bankruptcy of an ISA Obligor.
The treatment of an ISA executed by a student obligor whose assets and liabilities become subject to a bankruptcy proceeding is uncertain. Because the ISA is generally not considered to be equivalent to a student loan, which is usually not dischargeable in bankruptcy of the borrower, there is a significant risk that an ISA would be discharged in a bankruptcy. In such an event, the value of the ISA would be reduced to zero and the ISA would not produce any future cash flow available to be paid to investors in the related ISA Participation. Generally, the duration of a bankruptcy case can only be roughly estimated, and may last for five years or more. This process can involve substantial legal, professional and administrative costs to the debtor and the Company; it is subject to unpredictable and lengthy delays; and during the process the debtor's financial position may erode. An ISA obligor in bankruptcy will in most cases not make current payments on an ISA contract during the proceedings.

Risks Related to Student Obligor Payment Performance of the ISAs.
The profitability of an investment in an ISA Participation will depend upon the payment performance of the student obligor on the underlying ISAs evidenced by the ISA Participation. Obligors may default on payment requirements set forth in the ISA and servicers may have difficulty enforcing the requirements against an obligor. For example, if an obligor moves out of the United States after completing their training and education here it may be difficult to locate the obligor. Even if an obligor makes the required payments under the ISA the payments may not be made on the required schedule and commencement of payments may be delayed if the obligor has difficulty finding suitable employment. In such cases, because of a lag in payments the return on an investor's investment in an ISA Participation may be less than expected. Some student obligors may not graduate and their job prospects could decrease and some may not earn above the minimum income threshold and would not be required to make ISA payments. Some student obligors may take an extended absence from working due to illness and other personal reasons and in those circumstances may not be obligated to make payments on the related ISA. Some ISAs require that the student obligor only make a certain number of monthly payments, based on their then earned income (for example, an ISA may require 48 monthly payments of $500 per month, but only if the obligor's monthly earned income exceeds a specified threshold amount (for example, $3500 per month)). At the end of the 48 months the ISA contract will be terminated and the owner of the contract will not receive any further payments from the obligor. For these and other reasons some student obligors may not pay the "maximum payment amount" that is expected to be paid pursuant to the terms of the ISAs, which in turn will have a negative adverse effect on the return on investment of the investors in the ISA Participations. In addition, the concentration of the ISAs in specific geographic areas may increase the risk of losses on such ISAs. Economic conditions in the states where obligors reside may adversely affect the obligor's performance under the ISAs. Economic conditions in any state or region may decline over time and from time to time. Any adverse economic conditions adversely and disproportionately affecting certain states may have a greater effect on the performance of the Interests and ISA Participations than if these concentrations did not exist.

Market Volatility.
Volatile market conditions at various times have had a dramatic effect on private investments. Although there has been significant improvement in recent years, market and economic conditions during certain years in the recent past, in particular the period during and following the 2007-2008 financial crisis, caused significant disruption in the credit markets over such years. Concerns about the availability and cost of credit, some declining markets in the U.S., economic conditions in the U.S. and Europe and the systemic impact of inflation or deflation, energy costs and geopolitical issues contributed to increased market volatility and diminished expectations for the U.S. economy following the 2007-2008 financial crisis. Increased market uncertainty and instability in both U.S. and international capital and credit markets, combined with declines in business and consumer confidence and increased unemployment, have, at times, in recent years, contributed to volatility in domestic and international markets. If similar turbulence in the U.S. and international markets and economies happens again, U.S. and international markets and economies may negatively affect the performance and market value of private investments. The prospects for continued growth in the U.S. economy are subject to a number of factors, including, but not limited to, the unemployment rate, government debt levels, prospective Federal Reserve policy shifts, the withdrawal of government interventions into the financial markets, changing U.S. consumer spending patterns, and changing expectations for inflation and deflation.

There has been a global outbreak of coronavirus disease (COVID-19) which began in China and has quickly spread to many countries throughout the world including the United States and Europe.

This outbreak has led (and may continue to lead) to disruptions in the global economy. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. On March 13, 2020, President Trump declared a national state of emergency under the Stafford Disaster Relief and Emergency Assistance Act, which permits the use of up to $50 billion of FEMA funds to combat the pandemic, directs state governments to create emergency operations centers, hospitals to activate emergency preparedness plans, and gives the U.S. Secretary of Health and Human Services emergency authority to waive certain federal regulations to allow greater flexibility to hospitals and doctors in treating patients. On March 25, 2020, the U.S. Senate passed legislation providing for approximately $2 trillion of relief to states, businesses and individuals, and such legislation is expected to be approved by the U.S. House of Representatives and thereafter enacted into law by signature of the President on March 27, 2020. The economic impact of the disease has led to extreme volatility in the stock market and capital markets. The Federal Reserve has recently taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets. Central banks in Europe, the United Kingdom and other countries are implementing similar and other measures to support financial markets. Although it cannot be predicted, additional action by the Federal Reserve as well as other federal and state agencies is possible in the near future.

Additionally, the U.S. federal government, as well as several state and local governments including Connecticut, California, Illinois, New Jersey and New York, have adopted a number of emergency measures and recommendations in response to the COVID-19 outbreak, including imposing travel bans, "shelter in place" restrictions, curfews, cancelling events, banning large gatherings, closing non-essential businesses, including, but not limited to schools, bars, restaurants, movie theatres and gyms, and generally promoting social distancing (including in the workplace, which has resulted in a significant increase in employees working remotely). In many instances across the country, schooling (including higher education degree programs) has been conducted through online platforms and other remote interfaces. Although it cannot be predicted, additional policy action at the federal, state and local level in the near future is likely. The COVID-19 outbreak (and any future outbreaks of COVID-19) and resulting emergency measures has led (and may continue to lead) to significant disruptions in the global supply chain, global capital markets, the economy of the United States and the economies of other nations where an outbreak of COVID-19 has occurred or may occur. Concern about the potential effects of the COVID-19 outbreak and the effectiveness of measures being put in place by governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms) to contain or mitigate its spread has adversely affected economic conditions and capital markets globally, and has led to significant volatility in global financial markets. In certain U.S. cities and states, the COVID-19 outbreak has resulted in a near total cessation of all non-essential economic activities, with some businesses temporarily suspending operations and laying-off employees, and many businesses including financial services companies permitting or requiring employees to work remotely. The disruption and volatility in the credit markets and the reduction of economic activity in severely affected sectors may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally.

The outbreak (and any future outbreaks) of the coronavirus disease may lead to further volatility in or disruption in the stock market and capital markets and may result in further government actions or policy decisions that may adversely affect the market value of the Interests and the ISA Participations. Furthermore, it is likely that the COVID-19 outbreak and resulting disruption to economic conditions will result in students losing their jobs or experiencing a reduction in wages of other financial hardship, which could adversely affect payments under the ISAs. The disruption in day-to-day business activities may also have an impact on the ability of parties to this transaction to perform their responsibilities. There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the impact of the COVID-19 outbreak. There is little certainty as to when the COVID-19 outbreak will abate, or when and to what extent the Unites States economy will recover from the disruption caused by the COVID-19 outbreak. The disruption and volatility in the credit markets may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally. Investors must consider and understand that the extent of the economic disruption and market volatility that has been, and may be, caused by the COVID-19 outbreak could be as severe, or even more severe, than that of the 2008 financial crisis or other similar economic crises.

Any of the foregoing circumstances concerning COVID-19 could have an adverse impact on financial and job markets in general, any of which in turn may also have an adverse impact on the performance and market value of the ISAs as well as the Interests and the ISA Participations.

Such events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in a continuation of the current economic uncertainty in the United States or abroad. Any of these occurrences could have a significant impact on the operating results and revenues related to the ISA Participations.

General Economic Conditions.
General economic conditions may affect the Company's activities and the performance of its investments. Interest rates, inflation rates, industry conditions, competition, technological developments, political and diplomatic events and trends, and general levels of economic activity may affect the value and number of ISAs that the Company acquires. The profitability of a significant portion of the Company's program depends, to a great extent, on correct assessments of the future course of employment needs. Economic conditions in general, and employment conditions in particular, have, in recent years, been characterized by great volatility and unpredictability. With respect to the Company's ISA investment strategy, there will be a significant degree of market risk.

Potential for Changes in Tax and Regulatory Requirements.
The Company must comply with various legal requirements, including those imposed by tax laws. From time to time, but especially recently in light of the decline in state and local governmental revenues, legislators and officials have proposed changes in tax laws, or in the administration of such laws. It is not possible to determine with certainty the likelihood of possible changes in tax laws or in the administration of such law. Some changes, if adopted, could have a materially adverse effect on the Company's financial results. In addition, there have been proposals at both the federal level, by the introduction of legislation in the Congress, and the state level, by the adoption of certain regulations in certain states, that if enacted and/or enforced against schools that originate ISAs or affecting investors in ISAs might have an adverse effect on the collectability and value of the ISAs owned by the Company.

General Risks Related to the ISAs.
Investments in the ISAs by the Company generally will be subject to risks incident to the ownership of contract rights against third party obligors, including: (i) risks associated with the general domestic economic climate; (ii) local employment conditions; (iii) risks due to dependence

on cash flow; (iv) risks arising out of problems in certain industries that would otherwise employ the ISA obligors; (v) changes in supply of, or demand for, the types of employees who are the ISA obligors; (vi) the general financial condition of the ISA obligors; (vii) changes in tax laws and regulations; and (viii) the ability of the Company, its affiliates or third-party servicers to manage and service the ISAs. Certain ISAs will perform better from a financial perspective than other ISAs, and an ISA Participation may perform better financially from another ISA Participation selected by an investor because the proportion of ISAs evidenced by an ISA Participation that do not perform as well, or with respect to which the obligor defaults, will cause the value of that ISA Participation to be less than the value of another ISA Participation. The Company is acquiring ISAs in pools, as originated by different schools, and then offering fractional participation interests through the ISA Participations in the entire pool that is acquired.

Licensing Requirements.
Although the Company believes that it is not required to obtain any licenses or permits from governmental authorities in connection with its acquisition, ownership and servicing of ISAs, it is possible that in the future federal, state or local governments may require originators, servicers and owners to obtain certain licenses, registrations, notifications, permits or similar approvals in order to make, hold, service or dispose of ISAs. These licenses and approvals could be costly and take several months or longer to obtain, during which period the Company may be required to abstain from conducting business in the relevant jurisdiction or jurisdictions, which could have a material adverse effect on the Company's business, the Interests and the ISA Participations until the requisite licenses and approvals were obtained. In addition, if licenses and approvals are required and then obtained, there are annual renewal and other periodic reporting requirements for each of the licenses and approvals as well as license examinations and other related filings and requirements. Further, the licensing and approval requirements can and do change as statutes, regulations and other guidance are enacted, promulgated or amended, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations, disclosures and investigative proceedings in relation to consumer finance generally.

Current and future legislation and regulation may adversely affect the ISAs, the Company, or the Servicers.
New York has current rules in place for private educational institutions that, among other things, prohibit such institutions from charging different tuition rates and other fees or charges, which may affect the ability of the Company as an assignee of the ISAs to collect the expected returns on the ISAs. Other states may currently have or may enact similar rules in the future.

On June 15, 2019, a bipartisan bill was introduced in Congress entitled the "ISA Student Protection Act of 2019" which would create a legal framework for ISAs offered to students. That same month, Democratic lawmakers sent a letter to the Department of Education requesting information about the Department's potential plans to use ISAs in federal higher education programs and expressing concern that ISAs may create the potential for discriminatory and predatory practices, especially for lower income students. Further, New York as well as other states, including California, also are addressing the regulation of ISAs and some states recently proposed legislation in early 2019. While such legislation has not yet become law, there are no assurances that such legislation or other legislative or regulatory proposals will not be passed in the future. Regulators and courts may also interpret existing law to apply to ISAs.

The adoption of any such bill, other legislation, regulation or regulatory or judicial interpretation could adversely affect the Company, as well as the value of the Interests and the ISA Participations.

The Company cannot predict whether any such legislation, regulation or interpretation will be adopted or how it may affect the Company, or the holders of Interests or the ISA Participations.

Substantial and increasing competition in our industry may harm our business.
Investment in ISAs may become increasingly competitive. We may be required to compete against a wide range of financial products and companies that attract investors. We anticipate that more established internet, technology and financial services companies that possess large customer bases, substantial financial resources and established distribution channels, may have significant competitive advantages as a result and will continue to enter the market to acquire ISAs. We believe our proprietary marketplace model, online delivery and process automation enable us to operate efficiently and with high investor satisfaction than these competitors. We believe that our diverse and customizable ISA investment options give us the flexibility to offer competitive risk-adjusted returns. Many of our potential competitors have significantly greater financial resources and may have less expensive access to capital than we do, and may offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than us.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors

and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Edly is a marketplace for Income Share Agreements ("ISAs"), a flexible alternative to student loans. Edly provides ISA financing to schools and students and facilitates investor participation. By partnering with schools and professional training programs, Edly has grown its portfolio to include over 2,500 income share agreements. Edly manages initial school screening and creation of the ISA, to collecting payment collection from students, and distributions to investors. Edly manages initial school screening and creation of the ISA, payment collection from students, and distribution to investors. The company believes its school-selection process and intuitive investment platform are differentiating factors that give it a competitive edge.

Business Plan

By creating competitive barriers, Edly aims to be the centralized marketplace for all ISA funding. These competitive barriers include long-term contracts with schools (contracts representing 20% of coding school ISA volume), funding agreements with investors, unique IP via ISAAC, edScore, and the Edly platform and order management system, and data.

Revenue Sources: Edly originates ISAs from schools and other marketing partners who pay a 4-5% origination fee. Edly typically warehouses ISAs, providing immediate initial funding; ISAs are then listed on the marketplace for investment by investors. Edly manages ISA pools, provides monthly distributions to investors, and earns a 2-4% management fee. Edly earns a return on the warehouse capital it has in place to support warehouse financing. We also intend to facilitate data collection and monetization via edScore and ISAAC.

Edly anticipates expanding and enhancing its marketplace by focusing on three categories:

Originations: Edly intends to continue expanding ISA originations through organic reach of digital advertising and its partnership agreements. Edly recently partnered with Avenify to purchase ISAs for its accounts, and Orbis, which will market Edly's ability to fund ISA programs to new prospective programs.

Distribution: Edly aims to increase investor traffic to the marketplace through the following objectives:

- Increased digital marketing to accredited investors
- Increased institutional demand through creating larger and more diversified pools
- Increasing outreach to registered investment advisors with products designed for their clients
- Increasing outreach to Impact Investors with products that have specific social impact objectives

Technology: To provide a better experience for investors, Edly will further develop the edScore scoring system to include more programs and an enhanced user-interface. It will also further develop the ISAAC analytics system by adding more transactions to the data-base, enhancing analytic capabilities, and improving the user-interface.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
EdlyOutcomes Managed Account	Edly assembles diversified investments by applying investor funds across ISA pools from different schools with varied geographic and industry placements. Target yield = 14+%, based on the Company's own estimates	Other Financial Services
EdlyOutcomes Managed Account (with Principal Protection)	Edly adds Principal Protection through U.S. Government Bonds. Target yield = 8%, based on the Company's own estimates	Other Financial Services

Edly will allow its investors to customize their portfolio by offering direct investment in pools of ISAs from specific schools, geographies, areas of study, and impact causes.

1. Edly screens school programs and focuses on the ones that it believes will provide a high return on student investment.

2. Edly creates Income Share Agreements ("ISAs") with students who agree to pay Edly a percentage of their salary after graduation.

3. Investors have 2 ways to invest: (i) EdlyOutcomes: A managed account for a more hands off investment. (ii) Invest in individual school offerings.

4. Edly collects the payments from students and distributes them to investors on the 25th of each month.

5. Edly tracks the performance and reports to investors.

Competition

Following is a description of those companies that we believe are our competitors.

Competition for Origination:

For origination, Edly competes primarily with private student lenders. Examples of competitors in the space include SoFi and Climb Credit.

There are also a small number of ISA-focused originators including Stride and Blair.

Investment Platform Competitors:

Edly operates an online investment marketplace which is similar to and competes with others such as Yield Street, Cadre, Fundrise, and Peer Street. While these platforms do not offer ISA investments, they compete for investors by offering yield oriented alternative investments to investors.

Compared to its competitors, Edly is positioning itself as a full-stack ISA underwriter and financing marketplace. The Edly marketplace is designed to align the interest of schools, students, and investors. This alignment of interest aims to create financial incentives for schools to provide students with quality outcomes, which is unlike traditional higher education financing.

Edly uses a systematic, research-based approach and aims to invest in the top 20% of higher education programs. Edly analyzes the historical outcomes of students as captured in data about the schools, the area of study, and geography. Mainly, we look for an attractive relationship between the tuition of the program and the student outcomes—The higher the "ROSI" (Return on Student Investment), the more attractive it is to Edly. On the capital markets side, Edly has a spectrum of investors from accredited individuals and family offices to institutional clients including hedge funds, asset managers, and insurance companies.

Intellectual Property

The Company is dependent on the following intellectual property:

ISAAC: Edly has a proprietary ISA Analysis Calculator ("ISAAC"), which is a code-based ISA cashflow model. It is Edly's structuring pillar and allows investors to change ISA performance assumptions and investment price to see the effect on yield and cashflows. Edly does not have a filed patent for ISAAC.

edScore: edScore is a FICO alternative for ISAs. Edly does not have a filed patent for edScore.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Investment Advisor	State of New York Investment Protection Bureau	Investment Advisor Registration	April 8, 2020	Registration in Review

Edly has filed for registration as an Investment Advisor in the state of New York and intends to register with the SEC when it meets the appropriate assets under management threshold.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Other

The Company's principal address is 555 Pleasantville Road, Suite N-202, Briarcliff Manor, NY 10510.

The Company conducts business in Massachusetts and New York.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Edly WH Investors 2019-1 LLC	Limited Liability Company	Delaware	July 1, 2020	47.5%
Edly Funding Series LLC	Limited Liability Company	Delaware	August 12, 2019	100%

Edly WH Investors 2019-1 LLC was formed to finance the acquisition and ownership of income share agreements originated by third-party educational institutions. Edly, Inc. acts as a managing member pursuant to Edly WH Investors 2019-1 LLC's operating agreement.

Edly Funding Series LLC was formed to finance the acquisition and ownership of income share agreements and to arrange investment opportunities through the formation of separate Series in such assets. Edly Inc. operates as sole member of Edly Funding Series LLC.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$750	3.00%	$32,100
General Marketing	25.00%	$6,250	25.00%	$267,500
Research and Development	10.00%	$2,500	10.00%	$107,000
Future Wages	40.00%	$10,000	40.00%	$428,000
General Working Capital	22.00%	$5,500	22.00%	$235,400
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

———————————————

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Company will respond to the market environment and may modify it expenditures to conform with the opportunities as they change.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Edly Positions & Offices	Employment Responsibilities	Past Experiences	Education & Qualifications
Charles Trafton	President, Co-Founder, and Board Member	Edly President, Co-Founder, and Board Member January 2019 – Present Originates income share	FlowPoint Capital Partners, Managing Director and Portfolio Manager, December 2013 – Present	Bachelor's Degree in Finance – Boston College

		agreements, manages client relationships, and conducts marketing for the company	Lead Portfolio Manager for two funds: FlowPoint Capital Partners LP and K-20 Education Partners LP	
Chris Ricciardi	CEO, Co-Founder, and Board Member	Edly CEO, Co-Founder, and Board Member January 2019 – Present Oversees company operations and growth	Prudential Securities, Credit Suisse, Merrill Lynch, Cohen & Company, Mead Park, FlowPoint June 1991-February 200, March 2000-February 2003, March 2003-January 2006, January 2006-January 2010, January 2010-November 2017, September 2017-Present Responsible for credit products, fixed income trading, and ISA program structuring and funding in his respective roles.	Bachelor's Degree in Economics—University of Richmond MBA—University of Pennsylvania CFA Charterholder
Cecilia Pan	Managing Director	Edly Managing Director June 2019-Present Drive the integration of investors for the EdlyOutcomes product.	Castle Placement, Managing Director, March 2016-June 2019	Bachelor's Degree in Economics—UC Berkley MBA—Columbia University

Blake Murphy	Managing Director	Edly Managing Director May 2020-Present Drive the integration of investors for the EdlyOutcomes product.	Tribal Capital Markets, Managing Director, August 2018-April 2020 Two River Ventures, Managing Director, February 2019-March 2020 Vector Capital Services, Founder and Principal, 2013-March 2020	Bachelor's Degree in Communications—University of Arkansas at Fayetteville

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Edly Positions & Offices	Employment Responsibilities	Past Experiences	Education & Qualifications
Charles Trafton	President, Co-Founder, and Board Member	Edly President, Co-Founder, and Board Member January 2019 – Present Originates income share agreements, manages client relationships, and conducts marketing for the company	FlowPoint Capital Partners, Managing Director and Portfolio Manager, December 2013 – Present Lead Portfolio Manager for two funds: FlowPoint Capital Partners LP and K-20 Education Partners LP	Bachelor's Degree in Finance – Boston College
Chris Ricciardi	CEO, Co-Founder, and Board Member	Edly CEO, Co-Founder, and Board Member	Prudential Securities, Credit Suisse,	Bachelor's Degree in Economics—

		January 2019 – Present Oversees company operations and growth	Merrill Lynch, Cohen & Company, Mead Park, FlowPoint June 1991-February 200, March 2000-February 2003, March 2003-January 2006, January 2006-January 2010, January 2010-November 2017, September 2017-Present Responsible for credit products, fixed income trading, and ISA program structuring and funding in his respective roles.	University of Richmond MBA—University of Pennsylvania CFA Charterholder

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in New York and Connecticut.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	3,157,982
Amount outstanding	1,460,000
Voting Rights	Common Stockholders are entitled to one vote per share of common stock to elect one director. There is no cumulative voting.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	50.87%

Type of security	Common Stock Options
Amount authorized	484,314
Amount outstanding	257,647
Voting Rights	Same voting rights as common stock, assuming such Options are exercised and converted into common stock.
Anti-Dilution Rights	Same anti-dilution rights as common stock, assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same effect on Crowd Note as common stock, assuming such Options are exercised and converted into common stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.98%
Other Material Terms	The options have an exercise price of $2.50 and expire in October 2029. 25% of the options vested on June 1, 2020 and the remaining number of options vest in equal monthly installments for 36 months after June 1, 2020.

Type of security	Common Stock Warrants
Amount authorized	50,000
Amount outstanding	17,578
Voting Rights	Same voting rights as common stock, assuming such Warrants are exercised and converted into common stock.
Anti-Dilution Rights	Same anti-dilution rights as common stock, assuming such Warrants are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Same effect on Crowd Note as common stock, assuming such Warrants are exercised and converted into common stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.61%
Other Material Terms	The options have an exercise price of $2.50 and expire in April 2027.

Type of security	Series Seed Preferred Stock
Amount authorized	198,349
Amount outstanding	198,349
Voting Rights	Series Seed Preferred Stockholders, being Mistral Venture Partners, are entitled to vote for two directors, if voting as an exclusive class. If common stockholders and Series Seed Preferred Stockholders vote together as a single class, Series Seed Preferred stockholders will vote on an as-converted-basis to elect the balance of the total number of directors of the company. The number of votes per share when voting as a single class with Common Stockholders and on an as-converted-basis shall be one.
Anti-Dilution Rights	In the event the company issues common stock at a price lower than $3.025, the conversion price of this series of Preferred Stock shall be adjusted by using the new conversion price calculation in Section 4.4.4. in the amended and restated certificate of incorporation, dated May 8, 2020.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	6.91%

Type of security	Series Seed II A Preferred Stock
Amount authorized	820,255
Amount outstanding	472,467
Voting Rights	Series Seed II A Preferred Stockholders, as part of the Preferred Stock class, are entitled to vote for two directors, if voting as an exclusive class. If common stockholders and Series Seed Preferred Stockholders vote together as a single class, Series Seed II A Preferred Stockholders will vote on an as-converted-basis to elect the balance of the total number of directors of the Company. The number of votes per share when voting as a single class with Common Stockholders and on an as-converted-basis shall be one.
Anti-Dilution Rights	In the event the Company issues common stock at a price lower than $3.0478, the conversion price of this series of Preferred Stock shall be adjusted by using the new conversion price calculation in Section 4.4.4. in the amended and restated certificate of incorporation, dated May 8, 2020.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	16.46%

Type of security	Series Seed II B Preferred Stock
Amount authorized	205,065
Amount outstanding	205,065
Voting Rights	Series Seed II B Preferred Stockholders, as part of the Preferred Stock class, are entitled to vote for two directors, if voting as an exclusive class. If common stockholders and Series Seed Preferred Stockholders vote together as a single class, Series Seed II B Preferred Stockholders will vote on an as-converted-basis to elect the balance of the total number of directors of the Company. The number of votes per share when voting as a single class with Common Stockholders and on an as-converted-basis shall be one.
Anti-Dilution Rights	In the event the Company issues common stock at a price lower than $2.4383, the conversion price of this series of Preferred Stock shall be adjusted by using the new conversion price calculation in Section 4.4.4. in the amended and restated certificate of incorporation, dated May 8, 2020.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	7.14%

The Company does not have outstanding debt.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred	198,349	$600,005.73	Product development and other general corporate purposes	August 30, 2019	506(b)
Series Seed II A Preferred	472,467	$1,470,000.00	Product development and other general corporate purposes	May 20, 2020	506(b)
Series Seed II B Preferred	205,064	$500,000.00	Product development and other general corporate purposes	May 20, 2020	506(b)

Ownership

A majority of the company is owned by Edly's co-founders Chris Ricciardi and Charles Trafton, and Edly's lead investor Mistral Venture Partners.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Chris Ricciardi	36.08%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Edly has spent a significant amount of its capital to date on establishing a legal and tech platform for ISA investing.

Edly expects to earn increasing origination and management fees without accruing similar costs on legal and technological development, which were largely upfront costs to get the business up and running. Marginal deal costs should be minimal now that the platform has been created.

Liquidity and Capital Resources

The proceeds will be used to further market Edly's unique offerings - which will provide ISA financing for top students and schools across the country.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Note for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 16, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised

Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

The material terms of the Security are as follows:

We request that you please review the Subscription Agreement attached to the Form C/A as Exhibit C and the form of Crowd Note attached to this Form C/A as Exhibit D in conjunction with the following summary information.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date, in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified events upon which the Crowd Note would convert into capital stock of our company are (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below. If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the quotient resulting from dividing (1) the Valuation Cap ($12.5 million), by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply: (i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and (ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction and Corporate Transaction Payment.

The Crowd Note defines "Corporate Transaction as

    (i)   the closing of the sale, transfer or other disposition of all or substantially all of our assets,

    (ii)   the consummation of the merger or consolidation of the company with or into another entity (except a merger or consolidation in which the holders of capital stock of the company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the company or the surviving or acquiring entity),

    (iii)   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

    (iv)   the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

If the Crowd Note converts in connection with a Corporate Transaction (defined above) then you will receive an amount equal to one and two times (2x) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable proxy.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D
The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company will sell up to an aggregate amount of $2,000,000 in the Combined Offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Chris Ricciardi and Code Cubitt
Relationship to the Company	CEO and Director
Total amount of money involved	$1,000,000.00
Benefits or compensation received by related person	Investment returns - the same as other investors.
Benefits or compensation received by Company	Normal transaction fees.
Description of the transaction	The Company sponsors investment opportunities for investors to invest in the assets it originates. Certain employees and Directors invest in these transactions alongside other investors.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Chris Ricciardi and Code Cubitt
Relationship to the Company	CEO and Directors
Total amount of money involved	$1,000,000.00
Benefits or compensation received by related person	Investment returns - same as outside, 3rd party investors.
Benefits or compensation received by Company	Normal transaction fees.
Description of the transaction	The company sponsors investment opportunities for investors. Employees and Directors invest alongside outside investors in these opportunities.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Ricciardi
(Signature)

Chris Ricciardi
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Charles Trafton
(Signature)

Charles Trafton
(Name)

President
(Title)

September 15, 2020
(Date)

/s/Chris Ricciardi
(Signature)

Chris Ricciardi
(Name)

CEO
(Title)

September 15, 2020
(Date)

I, Charles Trafton, being the founder of Edly Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Charles Trafton
(Signature)

Charles Trafton
(Name)

President
(Title)

September 15, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

EDLY, INC.

Reviewed Consolidated Financial Statements For the Period of February 1, 2019 (Inception) through
December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Edly, Inc.
Briarcliff Manor, NY

We have reviewed the accompanying financial statements of Edly, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 28, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

EDLY, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019
_____

ASSETS

	2019
CURRENT ASSETS	
Cash	$ 493,966
Due from Related Party	172,599
Due from Investors	5,000
Pre-Paid Expenses	27,907
TOTAL CURRENT ASSETS	699,472
NON-CURRENT ASSETS	
Leasehold Improvements	7,200
Furniture	1,976
Accumulated Depreciation	(918)
TOTAL NON-CURRENT ASSETS	8,258
TOTAL ASSETS	707,730

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

1

EDLY, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019
CURRENT LIABILITIES	
Accounts Payable	171,941
Accrued Expenses	38,034
ISA Reserves	247,524
Investor Escrow	36,166
TOTAL CURRENT LIABILITIES	493,664
NON-CURRENT LIABILITIES	
SAFE Notes	400,000
TOTAL LIABILITIES	893,664
SHAREHOLDERS' EQUITY	
Common Stock (2,082,663 shares authorized;	166
1,658,349 issued; $.0001 par value	
Additional Paid in Capital	1,419,834
Retained Deficit	(1,605,935)
TOTAL SHAREHOLDERS' EQUITY	(185,935)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 707,730

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

EDLY, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE PERIOD OF FEBRUARY 1, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019
_____

	2019
Operating Income	
Sales, Net	$ 336,079
Gross Profit	336,079
Operating Expense	
Professional Fees	747,012
Salaries & Wages	596,705
Research & Development	355,210
General & Administrative	107,191
Selling & Marketing	105,548
Rent	30,067
Depreciation	918
	1,942,651
Net Income from Operations	(1,606,572)
Other Income (Expense)	
Other Income	637
Net Loss	$ (1,605,935)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

EDLY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD OF FEBRUARY 1, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019
_____

	2019
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (1,605,935)
Change in ISA Reserves	247,524
Change in Accounts Payable	171,941
Change in Accrued Expenses	38,034
Change in Investor Escrow	36,166
Depreciation	918
Change in Due From Investors	(5,000)
Change in Pre-Paid Expenses	(27,907)
Change in Due From Related Party	(172,599)
Net Cash Flows From Operating Activities	(1,316,859)
Cash Flows From Investing Activities	
Purchase of Furniture	(1,976)
Purchase of Leasehold Improvements	(7,200)
Net Cash Flows From Investing Activities	(9,176)
Cash Flows From Financing Activities	
Issuance of Common Stock	1,420,000
Issuance of SAFE Notes	400,000
Net Cash Flows From Investing Activities	1,820,000
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	493,966
Cash at End of Period	$ 493,966

EDLY, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF FEBRUARY 1, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at February 1, 2019		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	1,658,349	166		-	1,419,834		1,420,000
Net Loss						(1,605,935)	(1,605,935)
Balance at December 31, 2019	1,658,349	$ 166		$ -	$ 1,419,834	$ (1,605,935)	$ (185,935)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Edly, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company is an investment advisor which operates an online marketplace and manages income share agreement ("ISA") investments for its clients.

The Company wholly owns Edly Funding Series, LLC.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a significant net loss in 2019. And, as income share agreements are dependent on students' job placement, the ongoing COVID-19 pandemic may reduce demand for the Company's securities.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's revenues streams consist of origination fees from originations of income share agreement contracts, pools of income share agreement contracts, or loans secured by income share agreements, and fees collected for the management of the income share agreement investments.

The Company manages income share agreement securities with an original cost of $5,083,841 for its users. Management fees collected are derived from these securities.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Due from Investors

Due from Investors represent monies committed by users of the Company's platform that has yet to be collected.

Due from Related Party

Due from related party represents origination and management fees due from Edly Warehouse, LLC.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a month-to-month operating lease. Rental payments amount to $2,300 per month.

Related Party Transactions

Edly Warehouse, LLC, a warehouse investment entity, holds income share agreement investments prior to their final term funding. The Company receives management fees related to these securities and Edly Warehouse, LLC retains a portion of cash flows.

Chris Ricciardi, a member of the Company's management team, has made investments into income share securities on the Company's platform. These investments were for approximately $500,000.

Subsequent to the period, the Company made an equity investment into Edly Warehouse, LLC for a 48% ownership interest.

Investor Escrow

Investor Escrow is monies collected from users of its platform that have yet to be allocated to a security.

ISA Reserves

ISA Reserves represents retained monies to mitigate risks associated with certain income share agreement securities. This will be distributed and utilized over the life of the securities, based on collections of the income share agreements.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

During the year ended December 31, 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $400,000 of SAFE obligations outstanding, with a valuation cap of $8,000,000 and a discount rate of 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2017 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2019.

One of these SAFE agreements, valued at $100,000, was issued to Chris Ricciardi, a member of the Company's management team.

Subsequent to the period, the Company issued an additional $100,000 SAFE note. All SAFE notes were converted to 205,064 shares of preferred stock thereafter.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 2,082,663 shares of $0.0001 par value Common Stock and 198,349 shares of $.0001 par value preferred stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   1,658,349

Subsequent to the period, the Company amended its Articles of incorporation to the authorize the Company to issue 3,157,982 $.0001 par value Common Stock and 1,223,668 $.0001 par value Preferred Stock.

Subsequent to the period, the Company issued 472,467 preferred stock.

NOTE F- EQUITY BASED COMPENSATION

In 2019, the Board of Directors adopted the 2019 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options and restricted stock units to purchase shares of common stock. Up to 942,814 shares of common stock may be issued pursuant to awards granted under the Plan. As of December 31, 2019, 257,647 options have been granted.

During 2019, the Company granted 257,647 stock options under the Plan to various advisors and employees. The granted options had an exercise price of $2.50, expire in ten years and will vest over a four-year period. The Company currently has 43,815 vested options outstanding. In June 2020, 53,458 options will vest. The remaining 160,374 options will vest equally over a thirty-six-month period.

Stock option expense for the year ended December 31, 2019 $0.

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2019
Expected life (years)	6.50
Risk-free interest rate	1.035%
Expected volatility	17%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company's carries a highly concentrated portfolio of manage securities. As of December 31, 2019, the Company received management fees from pools of share agreements with only five institutions. Loss of one or more of these agreements could disproportionately affect the Company's future profitability.

Subsequent to the period, the number of institutions increased to thirteen.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 28, 2020 the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary





Company: Edly

Market: Financial Services

Product: Online marketplace for income share agreements

Company Highlights

- Generated over $380,000 in revenue in the first five months of 2020
- Investors have used the ISA marketplace to invest in over 2,500 students
- Students from some of the most successful programs in the country
- Considered a market leader in the ISA market by Credit Karma[i]


EXECUTIVE SNAPSHOT


Edly is an online marketplace connecting investors with students looking to finance their education through income share agreements. Commonly referred to as "ISAs," income share agreements are alternative financing products. Edly aims to popularize ISAs as a professional asset class. Using Edly's ISA marketplace, investors can fund students' education and potentially receive a portion of their income in monthly installments. Edly currently has over 2,500 ISA contracts, which are pooled together in investment vehicles that target a 14% return on investment.[1]

From January to May of this year, Edly has generated over $380,000 in revenue and anticipates continued growth through its efforts to attract top students in some of the most promising programs in the country.


COMPANY SUMMARY


Opportunity

In the U.S., $1.6 trillion worth of student loans are outstanding and are owed by over 45 million people. On its current pace, student debt is estimated to reach $2 trillion in the next three years.[ii] Student debt can be a long-term burden on graduates, and the U.S. Department of Education predicts lifetime default rates for some federal loan categories to reach double digits for the 2018 graduating class alone.[iii] Income share agreements (ISAs) are

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[1] *There is no guarantee that objectives or target returns will be achieved; actual results are likely to differ. Please visit https://www.edly.co for additional information. MicroVenture Marketplace, Inc. is not affiliated with Edly and has not reviewed Edly's investment products.*



an alternative way for students to finance their education and have accelerated in popularity over the last five years due to rising student debt. By signing an ISA instead of taking out a loan, students agree to repay their education costs by committing a certain percentage of their income over a certain number of years or until they hit a payment cap. It's estimated that over $500 million of ISAs will be originated by end of this year.[iv]

Edly is an ISA marketplace and allows investors to invest in education with the goal of receiving a percentage of a students' future earnings. By partnering with schools and professional training programs, Edly has grown its portfolio to include over 2,500 ISAs. Edly manages initial school screening and creation of the ISA, to collecting payment collection from students, and distributions to investors. The company believes its school-selection process and intuitive investment platform are differentiating factors that give it a competitive edge. According to Credit Karma, Edly's goal of turning ISAs into a professional asset class is its major market contribution to the ISA market.[v]

Product

Edly connects investors with students seeking financing through its online marketplace. Instead of loans, students sign a contract, which investors purchase in exchange for a portion of the student's future income, called income share agreements. As a newly popular financing product, ISAs have the potential to generate monthly cash flow opportunities for investors.

Income Share Agreements

ISAs are a financing alternative that students can use instead of taking out loans to pay for their education. Instead of an interest rate, students agree to pay a set percentage of their future income. Upon graduating and after a short deferment period, students who earn above a minimum salary begin paying the percentage of income each month that was outlined in the ISA. Subject to a payment cap, the student will only pay for the agreed-upon number of months. For example, if a student's ISA outlines a maximum payment period of 96 months, the student will only make payments until he or she reaches the payment cap amount or until the 96th month after the deferment period ends. This means students do not have a set balance to repay as the repayment is contingent on career outcomes, this is intended to align the school's and student's interests.

Edly originates ISAs in several ways, including directly funding educational programs, funding hand-selected students from top educational programs, and purchasing ISAs in the secondary market. Regardless of origination strategy, Edly's underwriting philosophy aims to evaluate the potential future salaries of students compared to the cost of tuition. Since potential future salaries of students, or the return an ISA investment, is based largely on a student's career outcome after school, Edly focuses on education programs that have an historically attractive return on student investment (ROSI). Some factors that can affect a program's ROSI include the area of study, the school's education quality, and geography. Edly believes focusing on STEM, business, and health science programs may produce attractive returns. Edly also uses its edScore scoring system to guide its investment decision-making, which is a FICO alternative to assessing ISAs.

Edly Outcomes Managed Account

On the marketplace, accredited investors have the option to either invest in individual ISA pools or a diversified pool of income share agreements with an investment as low as $10,000. The Edly Outcomes investment product is a managed account that seeks to provide investors with a diversified approach to ISA investment. The



Outcomes account is a portfolio of ISAs backed by the pools of ISA contracts and loans to schools that back the ISA contracts. By investing in Edly Outcomes, investors have a stake in future cash flows from the ISA contracts. Edly also provides investors with the option to invest in an Outcomes account with principal protection. As manager of the account, Edly aims for a target return of ~14% for the Outcomes portfolio and ~8% for the Outcomes with principal protection.[2] The target return is not guaranteed and is used to guide management in making active investment decisions. Edly's Outcomes seeks to provide diversification, monthly cash flow, short maturity investment opportunities, and ongoing reporting and portfolio monitoring.

         

Diversification   Monthly Cash Flow   Short Maturity   Reporting and Monitoring

ISAAC

Edly's ISA Analysis Calculator (ISAAC) is a cash flow model that investors may use to predict potential investment yield and cash flow, based on a variety of assumptions. Some of the assumptions investors can manipulate are default rates, average starting salary, and average annual salary increase. The ISAAC tool can help investors understand the variables that can affect returns when investing in ISAs.

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[2] *There is no guarantee that objectives or target returns will be achieved; actual results are likely to differ. Please visit https://www.edly.co for additional information. MicroVenture Marketplace, Inc. is not affiliated with Edly and has not reviewed Edly's investment products.*





Use of Proceeds

Edly is raising up to a total of $2 million in this Reg CF offering and a concurrent Reg D offering. The maximum allocation for this Reg CF raise is $1.07 million. If the company reaches the minimum offering amount ($25,000) or maximum offering amount ($2,000,000) for the combined offerings, it will use 40% of the proceeds for future wages, 25% for general marketing, 22% for general working capital, 10% for research and development, and 3% for intermediary fees associated with this raise.

Minimum ($25,000) or Maximum ($2,000,000) Raised





Minimum use of proceeds breakdown:
- Intermediary Fees: $750
- General Marketing: $6,250
- Research and Development: $2,500
- Future Wages: $10,000
- General Working Capital: $5,500

Maximum use of proceeds breakdown:
- Intermediary Fees: $60,000
- General Marketing: $500,000
- Research and Development: $200,000
- Future Wages: $800,000
- General Working Capital: $440,000

The company expects to use the proceeds from this raise as follows:

- **Intermediary Fees:** Fees associated with this round of funding.
- **General Marketing:** Digital marketing targeting accredited investors and investment advisors.
- **Research and Development:** Further developing edScore and ISAAC analytics system on the backend and user-interface.
- **Future Wages:** Hiring additional staff to drive organic growth and customer support for its capital markets users.
- **General Working Capital:** Working capital expenses associated with onboarding new staff, servicing additional accounts, and funding inventory in the warehouse facility.

Product Roadmap

Edly anticipates expanding and enhancing its marketplace by focusing on three categories:

Originations: Edly intends to continue expanding ISA originations through organic reach of digital advertising and its partnership agreements. Edly recently partnered with Avenify to purchase ISAs for its accounts and Orbis Education, which will market Edly's ability to fund ISA programs to new prospective programs.

Distribution: Edly aims to increase investor traffic to the marketplace through the following objectives:

- Increased digital marketing to accredited investors
- Increased institutional demand through creating larger and more diversified pools
- Increasing outreach to registered investment advisors with products designed for their clients
- Increasing outreach to Impact Investors with products that have specific social impact objectives

Technology: To provide a better experience for investors, Edly will further develop the edScore scoring system to include more programs and an enhanced user-interface. It will also further develop the ISAAC analytics system by adding more transactions to the data-base, enhancing analytic capabilities, and improving the user-interface.

Business Model



Edly acts as an advisor for investors and a purchaser of ISAs for schools. The company generates revenue in the following two ways:

- **Management Fee:** As an advisor, Edly purchases and manages pools of ISAs. Edly charges a management fee on cash flows distributed to investors from the ISA pools. Since income share agreements require monthly payments, Edly has the ability to generate consistent monthly income from its management fee.[3]
- **Origination and Warehousing Fees:** Origination and warehousing fees are two revenue streams that partnering schools and programs pay. Origination fees are charged as upfront costs of purchasing a pool of ISAs. Warehousing fees represent the amount paid on ISAs held in inventory less associated costs of holding them.. The warehousing fee applies to schools and programs that use Edly as a purchaser of an ISA prior to direct listing for sale on the platform.


USER TRACTION

Edly currently has over 1,300 investors currently registered on its platform. Of these investors, 25 have already funded ~$15 million to fund students' education expenses. Its investors include hedge funds, individuals and family offices, and insurance companies. Hedge funds represent ~59% of total ISA volume, followed by individuals and family offices who represent ~31% of the total volume.

Edly originates ISAs in several ways. In all cases, Edly conforms to an underwriting philosophy of evaluating the potential future salaries of students as compared to the cost of tuition. This leads us to focus on funding certain types of education generally within a few categories, namely engineering or nursing students at university programs which pass our screening.

Edly's portfolio currently includes ISAs from students at several universities, including multiple students from these universities:

- Arizona State
- Cleveland State
- Emory
- Georgia Institute of Technology
- James Madison University
- Louisiana State University
- New York University
- Penn State
- Rutgers
- Stanford University
- Texas A&M
- UCLA
- University of Arizona
- University of Michigan
- University of California, Berkeley
- University of Texas, Austin

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[3] *Edly has filed an application to become registered as an investment adviser in New York.*



- USC
- Utah
- Yale

Edly also focuses on students at programs designed to teach a particular skill which is in demand in the job market. In this category, Edly focuses primarily on technology/computer coding and certain industrial vocational skills. Edly has 12 partnership agreements with schools and training programs in this category to expand its portfolio of income share agreements. Some of its partnering schools include the following:

- **Lambda:** Online school for web development and data science

- **Bottega:** Accredited coding school, whose graduates have worked for 3M, Dell, and Morgan Stanley.[vi]

- **Holberton:** Coding school based in San Francisco, whose graduates have landed jobs at LinkedIn, Google, Tesla, Apple, and Facebook.[vii]

- **Insight Data Science:** Seven-week professional training fellowship for a variety of disciplines, including artificial intelligence, data engineering, and data science. Insights works with over 700 companies to employ its fellows after the program, including Amazon, Facebook, Vanguard, and Disney.[viii]

- **V School:** Online coding and design school, whose graduates have worked at Apple, Google, and IBM[ix]

- **American Diesel:** 3-month technician training school with locations throughout the country






In its current pipeline, Edly has 12 partnership agreements with schools and training programs. Through these partnerships, Edly has grown its ISA portfolio to over 2,500 agreements. Some of its partnering schools include Lambda and Holberton, which are ranked among the top coding bootcamps by Switchup.[x] Edly has also partnered with Insight Fellows, a fellowship training program for professionals who want to transition into a new field or augment their understanding of data science, artificial intelligence, data engineering, or devops. According to the *Wall Street Journal*, the Insight Data Science Fellowship is an elite program for doctoral candidates and boasts a 100% placement rate after the seven-week program.[xi] Edly currently manages over 260 Insight Fellow ISAs.



Edly works with origination partners to source the students which fit its investment criteria. Edly recently partnered with Orbis Education Services to market Edly's ability to fund ISA programs to new, prospective programs. Orbis helps expand healthcare education programs for universities and healthcare companies. Through its partnership approach, Orbis expands healthcare learning opportunities to include online and clinical experience for students. Edly management believes the Orbis partnership can create new ISA origination opportunities in the healthcare sector.



HISTORICAL FINANCIALS

To date (through May 2020), Edly has generated a majority of its revenue from origination fees. The company expects its management fee, which is charged to investors as student payments are dispersed, to increase in the future as the portfolio grows and students land jobs and begin repaying their ISA. In 2020 through May, its management fee income has increased over 500% from 2019 (April-December).

A considerable amount of Edly's expenses are from legal and professional fees to set up the ISA marketplace. The company spent ~$685,000 (April-December) in 2019 and ~$260,000 (January-May) in 2020 on legal and professional services. This expense was largely upfront costs to create the marketplace.





A breakdown of expenses for 2019 and 2020 are as follows:



In the first five-month period of 2020, Edly generated $384,801 of revenue, up from $341,079 in 2019 (April-December). The company's revenue mix has changed considerably, as students have begun repaying their ISA. In 2019, over $13,000 of revenue came from management fees, which represented ~4% of its total revenue for the year. In the five-month period of 2020, ~28% of its revenue came from management fees, which was over $84,000. The spike in net income for February 2020 was largely due to originating new ISAs, as Edly gained origination fee income of $300,000.


Net Income (April 2019 - May 2020)
USD
300,000
200,000
100,000
-
(100,000)
(200,000)
(300,000)
(400,000)
(500,000)
Apr 2019
May 2019
Jun 2019
Jul 2019
Aug 2019
Sep 2019
Oct 2019
Nov 2019
Dec 2019
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020

INDUSTRY AND MARKET ANALYSIS

College tuition has substantially increased in the past 20 years, specifically for private, nonprofit four-year colleges. With an average tuition and fees sticker price of $36,880 for the 2019-2020 school year, the cost of private colleges more than triples that of public universities, on average.[xii] Despite the cost of higher education, millions of students enroll in public or private colleges and universities and represent 7% of the U.S. population. For the fall 2019 semester, roughly 18.2 million students enrolled at colleges and universities throughout the nation. Of these students, 7.9 million enrolled at public four-year colleges and 3.8 million enrolled at private non-profit, four-year colleges.[xiii]

Remainder of Page Intentionally Left Blank





Source: College Board, *Trends in College Pricing 2019*

To finance the rising cost of a higher education, students primarily pay out of pocket or take out student loans. In the U.S., there are 45.1 million borrowers with a combined $1.6 trillion in outstanding student loan debt. On its current pace, student loan debt is projected to reach $2 trillion by the end of 2023 or beginning of 2024, and $3 trillion by late 2037 or early 2038. To put it into perspective, student loan debt is increasing by $2,361 every second.[xiv] Approximately 69% of students graduating from college in 2018 took out student loans, with an average debt balance of $29,800,[xv] up from $28,650 in 2017.[xvi] Of the 2018 graduating class, the U.S. Department of Education predicts lifetime default rates to be in the double digits for some federal loan categories, going as high as 28% for Stafford Loan holders.[xvii]

Rising student debt is one reason why ISAs have grown in popularity. This alternative financing option seeks to mitigate or eliminate the burden that debt can have on a student and break the barrier of obtaining capital. From the student's perspective, ISAs' equity-like characteristics may be advantageous for those who can't receive a student loan or do not want to take one out. From a school's perspective, a higher return on investment may be possible compared to traditional student loans if the school underwrites the ISA itself. Since ISAs are an investment instrument in human potential, they may better align the student and the school's interest in higher education.[xviii]

ISAs are not a new concept, although they have accelerated in popularity in the last five years. According to Credit Karma's 2019 *State of the ISA Market* report, there are about 40 colleges and bootcamps currently offering or developing ISA programs, and about $500 million in ISAs are expected to be originated by the end of this year. Edly is among market leaders like Purdue, Vemo, and Lambda within the ISA market,[xix] but Edly's management team believes its full-stack marketplace for investors, schools, and students is just one of its competitive



advantages. Credit Karma considers Edly's goal of turning ISAs into a professional asset class as its major market contribution.[xx]



Global ISA Market Players 2019
Emerging Players
Market Leaders
THINKFUL
Leif
GENERAL ASSEMBLY
lumni
UNIVERSITY OF UTAH
Blair
avenify
Vemo
PURDUE
Lambda
edly
App Academy
MAKE SCHOOL
FLOCKJAY
MERATAS
CLIMB
San Diego Workforce Partnership
COLORADO MOUNTAIN COLLEGE
almapact
Pathrise
SharpestMinds
Niche Players
Visionaries
ABILITY TO EXECUTE
LEVEL OF INNOVATION
CAREER KARMA.

Source: Credit Karma, *State of the Income Share (ISA) Market 2019*

Edly competes in the "Other" Financial Services industry. Highlights of venture capital activity in this industry are as follows:

- From 2009 to 2019, capital invested in companies totaled $56.31 billion across 9,543 deals.
- Since 2015, total capital invested for each year was greater than the 11-year average of $5.12 billion.
- Capital invested peaked in 2018 totaling $14.4 billion, more than doubling the amount in 2017.
- Average deal size has grown each year since 2017 and reached an 11-year high of ~$9.06 million in 2019.

Remainder of Page Intentionally Left Blank





Capital Invested and Deal Count in Other Financial Services Companies, 2009 - 2019

Source: PitchBook Data, Inc.

COMPETITORS

Stride Funding: Founded in 2018, Stride Funding provides income share agreements for students and capital to universities to fund their ISA program. For students, Stride provides funding for students seeking an Associates, Bachelors, Masters, or Doctorate degree[xxi] at a variety of institutions. Some of the company's ISA are held by students at Carnegie Mellon, NYU, Columbia, Rutgers, and Northeastern, among others. Stride's ISA terms vary, however students will never make payments more than five years after graduating and are subject to a payment cap of 2 times the tuition amount, at most. The income threshold to begin payment is standard across all ISAs at $40,000, and students receive a three-month grace period after graduating.[xxii] For schools, Stride provides capital to fund their ISA programs, career support for students, and origination and servicing through partnerships with Campus Door and MOHELA.[xxiii] Stride raised an undisclosed amount of funding in July 16, 2020. In October 2019, it raised $2.14 million in a Seed round led by GSV Ventures at a valuation of $8.14 million.[xxiv]

Blair: Founded in 2019, Blair is a full-stack platform connecting students with higher education funding in the form of ISAs. The company aims to grow ISA programs with partnering schools and allows investors to commit capital in through its marketplace. For investors, the minimum investment amount is $20,000. For students, the ISAs generally have a 6- to 8-year time horizon after a grace period upon graduating. Students can request funding up to $20,000.[xxv] Graduated students who receive a job that pays over $25,000 begins paying their agreed upon ISA rate, subject to a repayment cap of 2.5 times the initial funding amount.[xxvi] Blair received $150,000 in seed funding from Y-Combinator in 2019.[xxvii]

SoFi: Social Finance (SoFi) is an online personal finance company that was founded to help refinance student loans. In recent years, the company has begun to diversify its offerings and now also provides financial products such as cryptocurrency trading, mortgages, personal loans, debit cards, robo-advisory services, fee-free stock trading, and index funds. SoFi competes with Edly as a loan originator, and since inception, SoFi reports funding more than $30 billion in loans and refinancing $18 billion worth of student loans.[xxviii] SoFi has reported that it has generated $400 million in revenue in 2019, with its newly acquired subsidiary Galileo, which reported to have



reached annualized revenue near $100 million at the end of 2019.[xxix] To date, SoFi has raised over $3 billion in equity financing.[xxx]

YieldStreet: Founded in 2015, YieldStreet is a developer of a digital wealth management platform designed to provide access to institutional investment products. The company's platform connects accredited investors to asset-based investment opportunities across multiple asset classes, enabling investors to invest in alternative investments and borrowers to acquire capital. Some of its investment products include loans collateralized by post-war and pop art, various real-estate properties, diversified art, oil tankers, and supply chain financing, among others.[xxxi] Recently in August, the SEC and FBI have announced an investigation in examine YieldStreet's investment practices relating to ship-breaking, particularly covering $90 million of loans backed by old shipping vessels.[xxxii] YieldStreet insiders believe they are not the perpetrators to ship-breaking allegations.[xxxiii] YieldStreet was valued in 2019 at $290 million after its Series B financing round of $62 million, which brought its total raised to date to $78.5 million.[xxxiv]

EXECUTIVE TEAM



Chris Ricciardi, Co-Founder and CEO: Chris brings over 30 years of management experience to the team and currently serves as CEO of the company. Prior to co-founding Edly, he was a Principal at Mead Park Management, an investment management company that focuses on credit and structured credit. Chris was also president and CEO of Cohen & Company, a financial services company that manages several credit funds.[xxxv] Chris also held group head- and managing director-level roles at Merrill Lynch, Credit Suisse, and Prudential. He holds a bachelor's degree in economics from the University of Richmond, an MBA from the University of Pennsylvania, and has a Chartered Financial Analyst designation.



Charles Trafton, Co-Founder and President: Charles has extensive experience within the financial services industry and co-founded Edly. Along with his role as president of the company, Charles is a lead portfolio manager at Flowpoint Capital, where he manages a multi-strategy K-20 education fund that invests in EdTech and EdFinance sectors.[xxxvi] He was also a portfolio manager at The Boston Company Asset Management, where he reportedly managed $450 million of BNY Mellon's Small-Mid Cap fund.[xxxvii] Charles holds a bachelor's degree in finance from Boston College.

PAST FINANCING

Round	Date	Amount	Price Per Share	Valuation
Seed II A	May-20	$1,440,000	~$3.05	$7.94 million
Seed Funding-SAFE Notes*	Jan-20	$500,000	N/A	N/A
Seed Funding	Aug-19	$600,005	~$3.03	~$5 million

Investors:	• Mistral Venture Partners	• Social Starts LP

*Total amount of SAFE notes converted into Series Seed II B Preferred Shares in May 2020 at a 20% discount to the Series Seed II A Preferred Stock price


Security Type: Crowd Note
Round Size: Min: $25,000 Max: $2,000,000
Offering Type: Side-By-Side (Regulation CF and Regulation D)*
Valuation Cap: $12,500,000
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the price per share paid on a $12.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

*Accredited investors who invest over $5,000 will invest through Regulation D 506(c) offering on the same terms as the Regulation CF offering.

PRESS

EdSurge: Edly, A Marketplace for Income Share Agreements, Secures Seed Funding
Bloomberg: You Can Securitized People Now
FinSMEs: Edly Raises Seed Funding Round
Nanalyze: Invest in Income Share Agreements with Edly
Bloomberg: Investing in a Coding-School Graduate Could Get You 13% a Year
Foundation for Economic Education: ISAs: The Friedman Solution to the Student Loan Crisis

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

• Rapidly changing consumer preferences and market trends,



- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

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[i] https://careerkarma.com/blog/wp-content/uploads/2019/08/State-of-the-Income-Share-Agreement-ISA-Market-Report-2019.pdf

[ii] https://www.savingforcollege.com/article/total-student-loan-debt-outstanding

[iii] https://www2.ed.gov/about/overview/budget/budget18/justifications/q-sloverview.pdf

[iv] https://careerkarma.com/blog/wp-content/uploads/2019/08/State-of-the-Income-Share-Agreement-ISA-Market-Report-2019.pdf

[v] https://careerkarma.com/blog/wp-content/uploads/2019/08/State-of-the-Income-Share-Agreement-ISA-Market-Report-2019.pdf

[vi] https://bottega.tech/employer-list/

[vii] https://www.holbertonschool.com/about

[viii] https://insightfellows.com



ix https://vschool.io/development/

x https://startup.fiu.edu/can-lambda-school-become-a-100m-business-a-growth-case-study/

xi https://www.wsj.com/articles/academic-researchers-find-lucrative-work-as-big-data-scientists-1407543088

xii https://research.collegeboard.org/pdf/trends-college-pricing-2019-full-report.pdf

xiii https://educationdata.org/college-enrollment-statistics/

xiv https://www.savingforcollege.com/article/total-student-loan-debt-outstanding

xv https://www.cnbc.com/2019/05/20/how-much-the-average-student-loan-borrower-owes-when-they-graduate.html

xvi https://studentloanhero.com/student-loan-debt-statistics/

xvii https://www2.ed.gov/about/overview/budget/budget18/justifications/q-sloverview.pdf

xviii https://careerkarma.com/blog/wp-content/uploads/2019/08/State-of-the-Income-Share-Agreement-ISA-Market-Report-2019.pdf

xix https://careerkarma.com/blog/wp-content/uploads/2019/08/State-of-the-Income-Share-Agreement-ISA-Market-Report-2019.pdf

xx https://careerkarma.com/blog/wp-content/uploads/2019/08/State-of-the-Income-Share-Agreement-ISA-Market-Report-2019.pdf

xxi https://www.stridefunding.com/join-stride

xxii https://www.stridefunding.com/students

xxiii https://www.stridefunding.com/universities

xxiv Pitchbook Data, Downloaded September 14, 2020

xxv https://joinblair.com/investors#faq

xxvi https://joinblair.com

xxvii https://startup.infostot.com/2019/08/income-share-agreements-dominate-y.html

xxviii https://www.forbes.com/advisor/donna-fuscaldo/2019/01/28/sofi-student-loan-review/

xxix https://www.forbes.com/sites/jeffkauflin/2020/04/07/sofi-is-buying-payments-company-galileo-for-12-billion/#77968768235f

xxx VC Experts

xxxi https://www.yieldstreet.com/offerings

xxxii https://markets.businessinsider.com/news/stocks/yieldstreet-under-examination-sec-fbi-loans-lost-vessels-alternative-investments-2020-8-1029497809#

xxxiii https://www.crowdfundinsider.com/2020/08/165405-yieldstreet-responds-to-report-pertaining-to-alleged-sec-fbi-investigations-states-they-have-done-nothing-wrong/

xxxiv Pitchbook Data, Downloaded September 14, 2020

xxxv https://cohenandcompany.com/asset-management/

xxxvi https://www.flowpointcapital.com/funds

xxxvii https://www.linkedin.com/in/charlestrafton/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Edly Inc.
555 Pleasantville Road, Suite N-202
Briarcliff Manor, NY 10510

Ladies and Gentlemen:

The undersigned understands that Edly Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A dated September 15, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on November 16, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Company shall deliver certificates representing the Securities to the undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

2

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C.//A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF, and subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State in which the Company's executive office is located at the time of dispute, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	555 Pleasantville Road, Suite N-202, Briarcliff Manor, NY 10510 E-mail: Chris@edly.info Attention: CEO
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacqua.com
with a copy to (which does not constitute notice):	Attention: Keith Bova E-mail: kbova@murphybova.com
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____
Name:

PURCHASER (if an entity):
_____
Legal Name of Entity
By_____
Name:
Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Edly Inc.
By_____
Name: Chris Ricciardi
Title: CEO and Co-Founder

Crowd Note

Edly Inc

CROWD NOTE

FOR VALUE RECEIVED, Edly Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $12.5 million.

The "**Offering End Date**" is November 16, 2020.

1. **Definitions.**

    a. "**Combined Offerings**" shall mean the Company's concurrent offerings under both Regulation CF and Regulation D under the same terms.

    b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    d. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

        iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF and a total of $2,000,000 under the Combined Offerings.

k. "**Outstanding Principal**" shall mean the total of the Purchase Price.

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF and a total of $25,000 raised under the Combined Offerings.

o. **"Target D Minimum"** shall mean $25,000 raised in total under the Combined Offerings.

2. Conversion of the Crowd Note.

(a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction; *provided that* the number of Conversion Shares that such Investor is entitled to upon conversion shall be equal to the number of Conversion Shares that such Crowd Note would have converted into immediately prior to such Qualified Equity Financing, subject to stock splits, dividends and the like.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

(b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

(c) **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

(d) **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

(e) **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

(a) **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b) **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c) **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(d) **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

(e) **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

(f) **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

(a) **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

(c) **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

(d) **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

(e) **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

(g) **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) **Accredited Investor.** Subscriber represents that Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

5. **Miscellaneous**.

(a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

(b) **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

(c) **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

(d) **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

(e) **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

(f) **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

(g) **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h) **Transfer of a Crowd Note**. Subject to (1) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (2) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

(i) **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum or Target D minimum is met for the Regulation CF and Regulation D portion of the offering, respectively. The Target CF Minimum and/or Target D Minimum must be met on or before the Offering End Date for funds to be released from escrow.

(j) **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.
   (a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the

Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) **Appeal of Award**. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

(c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

(d) **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, Rule 506(c). Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



Invest in Student Success

Edly, Inc.
The Income Share Agreement (ISA) Marketplace

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Edly's better model

Edly provides an alternative to student loans.

Student debt is out of control. At its current pace, total student debt is projected to reach $2 trillion by 2023.[1]

The Edly model.

Instead of student loans, Edly offers to fund tuition through Income Share Agreements ("ISAs").



What is an ISA?

Income Share Agreements (ISAs) are an alternative to private student loans and a potential solution to the student debt problem.

Instead of taking a loan, students agree to pay a percentage of their salary up to a capped amount.



$10,000 Tuition	10% Income Share	1.5X Cap
48 Maximum Payments	$45K Minimum Earnings Threshold	60 Monthly Payment Obligation Window

$15,000
Maximum Repayment

Typical Terms
(individual terms will vary)

Edly's underwriting approach

Instead of using credit scores, Edly uses "EdScore" — a measure of the likely success of a student.

Edly believes students who focus on certain fields of study from the top programs are more likely to be financially successful.



Top 20%
Business
Health Sciences
Math & Statistics
Engineering
Computer Science

We believe ISAs are
Better for the student

→ **Flexible**
Automatic deferment, no accrued interest

→ **Affordable**
Low percentage of income

→ **Accessible**
Underwriting based on future earnings potential, not credit scores

→ **Helps Value Education**
Signal to students that the tuition investment makes sense



Social impact





ISAs were created to be affordable by definition and to expand education access, reach, and affordability for millions of students and their families.[2]

As merit-based investments, ISAs can play a vital role in alleviating the student debt problem and increase education access and affordability for current and future generations.



Higher education and vocational skills are correlated with higher income, wealth, health, and happiness.[3]

But training is expensive, and co-signer and FICO-based student loans are often a significant barrier to education access and affordability. Private student loans can be discriminatory, regressive, punitive, and expensive.[4]

Social impact

Edly's no-FICO, no co-signer ISAs can increase accessibility and affordability.

Edly underwrites ISAs based on students' potential, not their parents' wealth.



Bachelor's Degree Attainment vs Household Income

Source: Pell Institute[5]

Business model

Edly is a marketplace connecting students & schools with investors.



Students & Schools

Students & schools want alternatives to private student loans

Edly

Edly underwrites, manages, and funds ISAs

Investors

Investors seeking an attractive social impact investment

Edly earns admission fees and management fees.

edly

Business model



By creating competitive barriers, Edly strives to be the centralized marketplace for all ISA funding.

Revenue Sources



Edly originates ISAs from schools that pay a 4-5% origination fee.



Edly manages ISA pools, providing monthly distributions to investors, and earns a 2-4% management fee.

Edly warehouses ISAs (as an option to school), providing immediate initial funding. Schools then list on the marketplace at a price of their choosing.

Data collection and ultimate monetization via EdScore and ISAAC.

Competitive Barriers

Committed funding agreements with investors.

Long-term contracts with schools (already secured contracts representing 20% of coding school ISA volume).[6]

Unique IP: ISAAC, EdScore, platform, and order management system, data.





U.S. market opportunity

edly



Volume of Funding[7]

Total Money Spent on Higher Ed Tuition
$400 Billion

Total Loans Disbursed
$106 Billion

Funding Gap
$30 Billion

Potential Fees Per Annum (5%)

Higher Ed
$20 Billion

Loans Disbursed
$5.3 Billion

Unfunded
$1.5 Billion

Traction

Edly has been operational since April 2019. In the past 15 months, we have accomplished a lot:

➜ Built the marketplace platform

➜ Included analytics and saving model


edly



Traction



**Funded Tuition
for 2,500+ Students**



**Raised ~$15 million from
Investors to Fund Students**

Some of Our Students

Emory University	Baylor University	University of Michigan
Bachelors	**Bachelors**	**Masters**
Nursing	Nursing	Computer Science

Investor demand

→ Traded ~$15 million in ISA pools with 25 investors

→ 1,388 investors currently registered



Total Trades

88.0%

10.0%

Total Trade Volume

31.0%

10.0%

59.0%

- Hedge Fund
- Individual / Family Office
- Insurance Company

Product roadmap

➜ **Recently launched new investment product for investors**
Q3 2020



➜ **Continue to expand origination capabilities, through partnerships**
Q1 2021



Recent investment product launch





EdlyOutcomes

A diversified and managed account program offered by Edly.

For more info, visit our website
https://www.edly.co

EdlyOutcomes objectives:

- Attractive social impact investments
- 14% target return*
- Option: Principal Protected Note (PPN) utilizing U.S. government bonds; 8% target return*
- Monthly income
- Inflation protection (tied to salaries)
- Simple reporting: no K-1s
- Potential tax advantages

**Return on investment is a target return. There is no guarantee that objectives or target returns will be achieved; actual results are likely to differ. Please visit https://www.edly.co for additional information. MicroVenture Marketplace, Inc. is not affiliated with Edly and has not reviewed Edly's investment products.*



Use of proceeds

Edly is seeking new investment to focus on the following initiatives:

- **Scaling originations into the University (Engineering, Nursing, and Business) and certain vocational schools.**

- **Further developing the distribution channels (Institutional, Accredited Investors through public site, RIAs, and Impact Investors).**

Intermediary Fees — 5.0%
General Marketing — 25.0%
Research and Development — 10.0%
Future Wages — 40.0%
General Working Capital — 20.0%




Team

Edly has assembled a team with decades of experience in education finance, capital markets, and portfolio management.



Christopher Ricciardi, CFA
CEO | Co-founder



Charles Trafton
President | Co-founder



Cecilia Pan
Managing Director



Blake Murphy
Managing Director



Harry Birch
Vice President



edly

Invest in Student Success

Learn more at
edly.co

Sources

[1] https://www.savingforcollege.com/article/total-student-loan-debt-outstanding

[2] https://www.christenseninstitute.org/wp-content/uploads/2019/08/Potential ISAs.pdf

[3] https://www.onlinedegrees.com/degree360/workplace/5-surprising-benefits-of-college-degree.html

[4] https://www.cnbc.com/2019/07/27/how-the-student-debt-crisis-has-hit-black-students-especially-hard.html

[5] http://pellinstitute.org/downloads/publications-Indicators_of_Higher_Education_Equity_in_the_US_2019_Historical_Trend_Report.pdf

[6] Based on company's ISAs for coding bootcamp graduates, https://careerkarma.com/blog/bootcamp-market-report-2020/

[7] https://nces.ed.gov/fastfacts/display.asp?id=75

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Video Transcript





edly
Be part of the solution
Micro
Ventures
Edly, Inc.
The Income Share Agreement (ISA)
Marketplace
www.edly.co
August 14, 2020

The most recent statistics from the Federal Reserve show in the United States, nearly 45 million borrowers owe 1.5 trillion dollars on student loans. Student loan debt is now larger than both credit card and auto loan debt[i] and second only to mortgage debt in this country.[ii] The numbers are staggering, the future of a generation stuck under the weight of its loans.



44.7 MILLION
U.S. BORROWERS OWE
$1.56 TRILLION
SOURCE: FEDERAL RESERVE & NEW YORK FEDERAL RESERVE
SUNDAY TODAY

Something called an ISA, an Income Share Agreement.

Here's how it works: A student's tuition is paid for in exchange for a percentage of their future income. There's no interest, there is a set end date and a spending cap and while you're out of a job, you don't pay. Essentially, students sell a stake in themselves to investors, while investors make a bet that the students will succeed after college.

[onscreen disclosure: Specific terms for Income Share Agreements, such as income share percentage, salary floor, payment cap, and repayment period are set by the ISA provider and are determined using individual characteristics such as college major and projected salary.]

It's not necessarily a loan, but it's more so a partnership between you and the university.

Edly is a ISA marketplace that connects funds and accredited investors with school-sponsored ISA programs. And so our marketplace is really where they meet up. The ISAs have an opportunity to participate with higher inflation through receiving a set percentage of wages.


STREET CRED
CHARLES TRAFTON
edly Co-founder & President
FlowPoint Capital Partner
CLOSING BELL
ASSET CLASS 101
INCOME SHARE AGREEMENTS
CNBC
Play (k)

It's not a loan, it's not debt, this is where an investor pays student tuition, typically in lieu of a private student loan and in exchange gets a certain percentage of income for a certain number of years after they graduate. The major differences between this and a loan is there is a minimum income threshold, below which students are not required to make payments, they go into the deferment.

[onscreen disclosure: Specific terms for Income Share Agreements, such as income share percentage, salary floor, payment cap, and repayment period are set by the ISA provider and are determined using individual characteristics such as college major and projected salary.]

Many of the schools that we are working with specifically cater to veterans, people of color, students who identify as women, especially in areas like STEM and engineering. We also work with a lot of schools that have low-middle income students. We believe that ISA represents a very attractive social impact investment as well.[iii] [iv] [v] [vi]

From the investor perspective, is this a good cause or is it good business? I think it's both.

We're connecting the price of education to its value.



Engineering student Paul Laurora was thrilled to learn that Purdue would help him get an ISA loan.

We don't know who the investor is but, I'd love to, you know, give him a hug or buy him a beer or something.

[Onscreen disclosure: References to the Purdue University Back a Boiler[TM] income share agreement program do not imply any affiliation with or endorsement of Edly by Purdue.]

It's a brand new industry. The public is still learning, the investors are still learning.

[i] https://www.federalreserve.gov/releases/g19/current/
[ii] https://www.nerdwallet.com/blog/average-credit-card-debt-household/
[iii] https://lambdaschool.com/reports/2020-diversity-report
[iv] https://insightfellows.com/scholarships
[v] https://bottega.tech/veterans/
[vi] https://vschool.io/you-belong